Exhibit 99.2

FREESEAS INC.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 12, 2015

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), of proxies from the holders of our common stock, par value $0.001 per share, for use at our Annual Meeting of Shareholders (the “Annual Meeting”) to be held at the principal executive offices of FreeSeas Inc. at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece, at 17:00 Greek time/10:00 am Eastern Standard Time, on June 12, 2015, and at any adjournments or postponements thereof, pursuant to the enclosed Notice of Annual Meeting.

The approximate date this Proxy Statement is being sent to shareholders is May 22, 2015. Shareholders should review the information provided herein in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2014, which accompanies this Proxy Statement. Our principal executive offices are located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece, and our telephone number is 011-30-210-452-8770.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Annual Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay Morrow & Co., LLC a fee of approximately $6,000, plus $3,000 in costs and expenses, relating to the solicitation of proxies for the Annual Meeting.

PURPOSES OF THE ANNUAL MEETING

At the Annual Meeting, our shareholders will consider and vote upon the following matters:

1.	To elect one (1) director of the Company to serve until the 2018 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to ratify the appointment of RBSM LLP, as our independent registered public accounting firm for the fiscal year ending December 31, 2015;

3.	To consider and vote upon a proposal to grant discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-50 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-50, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting; and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on your proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominee for director named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. The Board of Directors knows of no other business that may properly come before the Annual Meeting; however, if other matters properly come before the Annual Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a shareholder specifies a different choice by means of the shareholder's proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors previously set the close of business on May 19, 2015 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting. As of May 18, 2015, there were 32,167,774 shares of our common stock that are entitled to be voted at the Annual Meeting, which is the number of shares we presume will be outstanding on the record date for purposes of this proxy statement, although additional shares of common stock may be issued prior to the record date. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum.

Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting. The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Annual Meeting will be required to approve (i) the ratification of our auditors for the year ended December 31, 2015, and (ii) the granting of discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-50 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-50, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting, and for any other proposals that may come before the Annual Meeting. If less than a majority of the outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

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If your shares are held in street name through a bank or broker, your bank or broker may vote your shares under certain circumstances if you do not provide voting instructions before the Annual Meeting, in accordance with New York Stock Exchange rules that govern the banks and brokers. These circumstances include “routine matters,” such as the ratification of the appointment of our independent registered public accounting firm described in this Proxy Statement. Thus, if you do not vote your shares with respect to this matter, your bank or broker may vote your shares on your behalf or leave your shares unvoted.

The election of directors and the approval of granting discretionary authority for the Reverse Stock Split are not considered “routine matters.” Thus, if you do not vote your shares with respect to these matters, your bank or broker may not vote the shares, and your shares will be left unvoted on the matter.

 “Broker non-votes” occur when shares represented by proxies received from a bank or broker are not voted on a matter because the bank or broker did not receive voting instructions from the bank or broker’s customer. Broker non-votes will be treated the same as abstentions, which means the shares will be deemed to be present at the Annual Meeting for purposes of determining whether a quorum exists provided that the shares have been voted on at least one matter. In tabulating the votes for any particular proposal, shares that constitute broker non-votes or abstentions are not considered shares present and entitled to vote with respect to the matter on which the broker has not voted or the abstention has been received. Thus, abstentions and broker non-votes will not have an effect on any of the proposals at this meeting because they will not be counted as votes cast.

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PROPOSAL 1: ELECTION OF DIRECTORS

Our Amended and Restated Articles of Incorporation provide that the Board of Directors be divided into three classes. Each class of directors serves a staggered three-year term. Xenophon Galinas holds office until the 2015 Annual Meeting and has been nominated for reelection as described below. Focko Nauta and Keith Bloomfield hold office until the 2016 Annual Meeting and Dimitris Panagiotopoulos and Ion G. Varouxakis hold office until the 2017 Annual Meeting.

At the Annual Meeting, one director will be elected by the shareholders to serve until the 2018 Annual Meeting or until the director’s successor is duly elected and qualified. The accompanying form of proxy, when properly executed and returned to the Company, will be voted FOR the election as director of the person named below, unless the proxy contains contrary instructions. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Management has no reason to believe that the nominee is unable or unwilling to serve if elected. If the nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board of Directors.

Nominee

The person nominated as director is as follows:

Name	Age	Position with the Company	Term Expires

Xenophon Galinas	58	Director	2015

Xenophon Galinas joined our Board of Directors in 2012. From July 2011 to July 2012, Mr. Galinas served as a managing director of Rodman & Renshaw LLC, an investment banking firm. Prior to joining Rodman & Renshaw, Mr. Galinas was a Managing Director and Head of Shipping at the investment banking firm of Morgan Joseph TriArtisan LLC, from September 2009 to June 2011. From February 2007 to August 2009, he served as a non-Executive Chairman of Manhattan Group Partners LLC, a New York-based merchant banking firm focused exclusively on shipping and transportation. From November 1986 to December 1998, he served as President of Olympic Tower Associates, Executive Vice President of Central American Steamship, Inc., and was a member of the Board of Directors of Williston S.A., all of which were management and business operating arms of the Alexander S. Onassis Public Benefit Foundation. Mr. Galinas served for 12 years as head of the Onassis Group’s business activities in the U.S. Mr. Galinas received a M.S. in Marine Engineering from the University of Michigan at Ann Arbor, and an MBA in finance from New York University.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEE FOR ELECTION AS DIRECTOR.

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Management

Set forth below is certain information concerning our continuing directors who are not currently standing for election and our other executive officers who are not directors:

			Term
Name	Age	Position	Expires
Ion G. Varouxakis	44	Chairman of the Board of Directors, Chief Executive Officer and President	2017
Kostas Koutsoubelis	60	Chief Operating Officer	—
Dimitris Papadopoulos	70	Chief Financial Officer and Treasurer	—
Dimitris Filippas	38	Deputy Chief Financial Officer	—
Keith Bloomfield	44	Director	2016
Focko Nauta	57	Director	2016
Dimitrios Panagiotopoulos	54	Director	2017
Maria Badekas	43	Secretary	—

Ion G. Varouxakis is one of our founders and is the Chairman of our Board of Directors. He also serves as our President and Chief Executive Officer. In 2003, Mr. Varouxakis founded Free Bulkers, the beginning of a single-vessel, self-financed entrepreneurial venture that led to FreeSeas’ founding and NASDAQ listing in 2005. Prior to founding Free Bulkers, Mr. Varouxakis held since 1997 management positions in private shipping companies operating in the drybulk sector. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a Bachelor of Science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is a member of the Hellenic Committee of the Korean Register of Shipping, a member of the Hellenic and Black Sea Committee of Bureau Veritas and an officer of the reserves of the Hellenic Army.

Kostas Koutsoubelis joined our company in 2015 and serves as our Chief Operating Officer. During years 2007-2010, he was member of our Board of Directors and had served as our Vice President and Treasurer. Before rejoining our company in 2015, he was Chief Operating Officer at Excel Maritime since 2011, reporting directly to the Board of Directors. In addition, Mr. Koutsoubelis was the group financial director of the Restis Group of Companies and also Chairman of the Board of Golden Energy Marine Corp. Furthermore, he was a member of the Board of Directors of First Business Bank, South African Marine Corp S.A. and Swissmarine Corporation Ltd. Before joining the Restis Group, he served as head of shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure, he joined International Reefer Services S.A., a major shipping company, as financial director. In the past, he has also served as director of Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He is Vice President of the Board of the Association of Banking and Financial Executives of Hellenic Shipping and was a governor in the Propeller Club Port of Piraeus

Dimitris D. Papadopoulos became our chief financial officer in November 2013. Mr. Papadopoulos started his career with Citigroup in New York from 1968 to 1970, in the European credit division, and was later posted in Athens from 1970 to 1975, where he left as general manager of corporate finance to join Archirodon Group Inc. There he served as financial and administration vice president from 1975 to 1991, which included the financial supervision of the Group's shipping division, the Konkar Group. He served as chairman and chief executive officer of the group's U.S. arm, Delphinance Development Corp. from 1984 to 1991. In addition to its real estate development, oil and gas development and venture capital investments, Delphinance owned several U.S. contracting companies engaged in both the public and private sectors, with special expertise in harbor and marine works. In 1991, he assumed the position of managing director of Dorian Bank, a full-charter commercial and investment bank in Greece, where he served until 1996. From 1996 until 1998 and from 2000 until 2001, he was a freelance business consultant. From 1998 to 1999, he served as managing director of Porto Carras S.A., a resort hotel in Northern Greece. Later, as executive vice president at the Hellenic Investment Bank, from 1999 to 2000, he was responsible for developing the bank's new banking charter formation, obtaining charter approval, and organizing, staffing and commencing banking operations. From 2004 until April 2007, Mr. Papadopoulos served as president of Waterfront Developments S.A. As a Fullbright grantee, Mr. Papadopoulos studied economics at Austin College, Texas (B.A. and "Who's Who amongst Students in American Colleges and Universities" — 1968) and did graduate studies at the University of Delaware. In 1974, he received an executive business diploma from Cornell University, Ithaca, N.Y.

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Dimitris K. Filippas became our Deputy Chief Financial Officer in April 2014. Mr. Filippas has been the finance manager for Free Bulkers S.A. since 2007. Mr. Filippas has substantial experience in the ship finance field. He holds a BSc in Banking and International Finance from Cass Business School and a Master’s Degree in Shipping Business with Distinction from LGU.

Keith Bloomfield joined our Board of Directors in 2010. He has over 13 years of experience in mergers and acquisitions, corporate law, and wealth management. He is currently the President and Chief Executive Officer of Forbes Family Trust, a private wealth management firm which he founded in September 2009. From October 2006 to September 2009, he was a Senior Managing Director and Corporate Counsel at Third Avenue Management, a global asset management firm with approximately $16 billion in assets under management. At Third Avenue, he was responsible for mergers and acquisitions, corporate transactions and business development. Prior to joining Third Avenue, he was a corporate attorney with Simpson Thacher & Bartlett LLP. Mr. Bloomfield earned an LL.M. (Master of Law) in Taxation from New York University School of Law and a J.D. with honors from Hofstra University School of Law, and graduated summa cum laude with a B.A. in History from Tulane University.

Focko H. Nauta joined our Board of Directors in 2005. Since September 2000, he has also been a director of FinShip SA, a ship financing company. From 1997 through 1999, Mr. Nauta served as a managing director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a general manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.

Dimitrios Panagiotopoulos joined our Board of Directors in 2007. He is manager at the Non-Performing Customers – Gen. Division of EUROBANK S.A. Prevsiously, he was the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. He holds a degree in economics from Athens University and a master’s of science in shipping, trade and finance from City University of London. He was an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.

Maria Badekas holds a Master of Law from University of Cambridge (UK) and a Bachelor in English and European Laws from Essex University (UK). From 2001 to 2003 she was a political expert to the European Commission, DG Development. From 2003 to 2005, she was a special advisor to the Mayor of Athens and participated in the preparation of the Athens 2004 Olympic Games (international affairs and public relations). Between 2005 and 2006, she was a special advisor to the Minister of the Hellenic Ministry of Foreign Affairs, and from 2006 to 2009, she was a special advisor to the General Secretary for European Affairs of the Hellenic Ministry of Foreign Affairs.

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CORPORATE GOVERNANCE

Board Responsibilities, Structure and Requirements

Our Board of Directors oversees, counsels and directs management in our long-term interests and those of our shareholders. The Board’s responsibilities include:

•	Evaluating the performance of, and selecting, our President and Chief Executive Officer and our other executive officers;

•	Reviewing and approving our major financial objectives and strategic and operating plans, business risks and actions;

•	Overseeing the conduct of our business to evaluate whether the business is being effectively managed; and

•	Overseeing the processes for maintaining the integrity of our financial statements and other publicly disclosed information in compliance with law.

Ion G. Varouxakis serves as both Chairman of the Board and as our President and Chief Executive Officer. The Board believes that the combined role of Chairman of the Board and President and Chief Executive Officer is the appropriate leadership structure for us at this time. This leadership model provides efficient and effective leadership of our business, and the Board believes Mr. Varouxakis is the appropriate person to lead both our Board and the management of our business.

We encourage our directors to attend formal training programs in areas relevant to the discharge of their duties as directors. We reimburse directors for all expenses they incur in attending such programs.

All of our directors are expected to comply with our Code of Business Conduct and Ethics and our Insider Trading Policy.

Meetings and Committees of the Board of Directors

The Board and its committees meet throughout the year generally on a quarterly schedule, and hold special meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2014, our Board of Directors held eight meetings and also approved certain actions by unanimous written consent. All of our directors attended at least 75% of the meetings of the Board of Directors and applicable committees on which they served. We strongly encourage all directors to attend the Annual Meeting of Shareholders, but we have no specific policy requiring attendance by directors at such meetings.

The Board delegates various responsibilities and authority to different Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board of Directors are the audit committee, the compensation committee, the corporate governance committee, and the nominating committee. The Board has determined that each member of the audit committee, compensation committee, corporate governance committee and nominating committee is an independent director in accordance with the standards adopted by the NASDAQ Stock Market. Our Board or the applicable committee has adopted written charters for the audit, compensation, nominating and corporate governance committees and has adopted corporate governance guidelines that address the composition and duties of the Board and its committees. The charters for the audit, compensation, corporate governance and nominating committees and corporate governance guidelines are posted in the “Corporate Governance” section of our website at www.freeseas.gr, and each is available in print, without charge, to any shareholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

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Audit Committee

Our audit committee consists of Messrs. Nauta, Panagiotopoulos and Galinas, each of whom is an independent director. Mr. Nauta has been designated the “Audit Committee Financial Expert” under the SEC rules and the current listing standards of the NASDAQ Marketplace Rules.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the NASDAQ Marketplace Rules and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Panagiotopoulos and Bloomfield, each of whom is an independent director. The compensation committee reviews and approves the equity compensation of our executive officers. Currently, we do not pay cash compensation to our executive officers. We have entered into services agreements with Free Bulkers, S.A. and OpenSeas Maritime S.A., (the “Managers”), which are entities controlled by Mr. Varouxakis, pursuant to which they provide us services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services.

Nominating Committee

Our nominating committee consists of Messrs. Galinas and Bloomfield, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

In connection with the selection and nomination process, the nominating committee, along with the full Board of Directors, shall consider and determine the desired experience, mix of skills and other qualities necessary to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board. The criteria for selecting directors includes such factors as (i) the candidate’s ability to comprehend the Company’s strategic goals and to help guide the Company towards the accomplishment of those goals; (ii) the history of the candidate in conducting his/her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate's time availability for in-person participation at Board and committee meetings; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board and its committees, including the candidate's knowledge of the rules and regulations of the SEC and the NASDAQ Stock Market, and accounting and financial reporting requirements; (vi) the candidate's ability to satisfy the criteria for independence established by the SEC and the NASDAQ Stock Market; and (vii) the interplay of the candidate's experience with the experience of other Board members.

Although the Company does not have a formal procedure, the nominating committee will consider all candidates recommended by the Company’s shareholders. The Company is relatively small and our shares of common stock are not widely held. As a result, the Company does not believe the adoption of a formal policy for consideration of shareholder nominees is appropriate at this time.

Corporate Governance Committee

Our corporate governance committee consists of Messrs. Bloomfield and Nauta, each of whom is an independent director. The corporate governance committee ensures that we have and follow appropriate governance standards.

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Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee (i) has ever been an officer or employee of us, (ii) had any relationship requiring disclosure by us under SEC rules, or (iii) is an executive officer of another entity where one of our executive officers serves on the Board of Directors.

Director Independence

Our securities are listed on the NASDAQ Stock Market and we are exempt from certain NASDAQ listing requirements including the requirement that our board be composed of a majority of independent directors. The Board of Directors has evaluated whether each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas is an “independent director” within the meaning of the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. In addition, as further required by the NASDAQ requirements, the Board of Directors made a subjective determination as to each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the Board of Directors reviewed and discussed information provided by each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas with regard to his business and personal activities as they may relate to us and our management. After reviewing the information presented to it, our Board of Directors has determined that each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas is “independent” within the meaning of such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

Shareholder Communication with the Board of Directors

Although our Board of Directors has not adopted a formal procedure for shareholders to communicate in writing with members of the Board of Directors, any such communications received by the Company will be forwarded to our Board of Directors. Because our Board of Directors is relatively small, and our shares of common stock are not widely held, the Company has not deemed it necessary to adopt a formal communication procedure at this time.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines. The corporate governance committee is responsible for overseeing these guidelines and making recommendations to the Board concerning corporate governance matters. Among other matters, the guidelines address the following items concerning the Board and its committees:

•	Director qualifications generally and guidelines on the composition of the Board and its committees;

•	Director responsibilities and the standards for carrying out such responsibilities;

•	Board committee requirements;

•	Director compensation;

•	Director access to management and independent advisors;

•	Director orientation and continuing education requirements; and

•	CEO evaluation, management succession and CEO compensation.

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Role of Board in Risk Oversight

We have a risk management process in which management is responsible for managing our risks and the Board and its committees provide review and oversight in connection with these efforts. Risks are identified, assessed and managed on an ongoing basis by management and addressed during periodic senior management meetings, resulting in both Board and committee discussions and public disclosure, as appropriate. The Board is responsible for overseeing management in the execution of its risk management responsibilities and for reviewing our approach to risk management. The Board administers this risk oversight function either through the full Board or through one of its standing committees, each of which examines various components of our enterprise risks as part of its responsibilities. An overall review of risk is inherent in the Board’s consideration of our long and short term strategies, acquisitions and significant financial matters. The audit committee oversees financial risks (including risks associated with accounting, financial reporting, enterprise resource planning, and collectability of receivables), legal and compliance risks and other risk management functions. The other Board committees are involved in the risk assessment process as needed.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors is responsible for the review and approval of “related party transactions” between us and our executive officers, directors or other related persons. Under SEC rules, a related person is a director, officer, nominee for director or 5% or greater shareholder of us since the beginning of our last fiscal year and their immediate family members. Our policies require that each of our directors and executive officers bring any related party transactions to our attention before we enter into the transaction. Upon full disclosure of the details of the proposed transaction to the full Board, the full Board, with the interested director abstaining, considers and votes on the proposed transaction.

Managers

  The vessels owned and the vessels sold and leased back by the Company receive management services from the Managers (Free Bulkers S.A. and OpenSeas Maritime S.A., respectively), pursuant to ship management agreements between each of the subsidiaries and the Managers.

  Each of the Company’s subsidiaries pays, as per its management agreement with the Managers, a monthly management fee of $18,975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays Free Bulkers and OpenSeas Maritime a fee equal to 1.25% of the gross freight or hire from the employment of the Company’s vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of Free Bulkers and OpenSeas Maritime. On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600,000 and the vessel was delivered to her new owners. In this respect, the Company paid Free Bulkers $36,000 relating to the sale of the M/V Free Knight during the year ended December 31, 2014.

On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250,000 and subsequently entered into a long term bareboat charter with the vessel’s new owners. In this respect, the Company paid Free Bulkers $122,000 relating to the sale of the M/V Free Jupiter during the year ended December 31, 2014.The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which grant the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. The vessel is managed by OpenSeas Maritime.

  On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600,000 and the vessel was delivered to her new owners. Substantially all the proceeds have been used to reduce outstanding indebtedness with the National Bank of Greece (NBG), which had a mortgage on the vessel. In this respect, the Company paid Free Bulkers $36,000 relating to the sale of the M/V Free Impala during the year ended December 31, 2014. During the year ended December 31, 2013, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with Free Bulkers amounting to $36,000, $104,000 and $174,000 for the year ended December 31, 2014, 2013 and 2012, respectively.

The Company also pays, as per its services agreement with Free Bulkers, a monthly fee of $136,000 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2014 would be approximately $71,627,000.

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Fees and expenses charged by the Managers are included in the Company’s consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel” and “Vessel impairment loss”. The total amounts charged for the year ended December 31, 2014, 2013 and 2012 amounted to $3,528,000 ($1,605,000 of management fees, $1,650,000 of services fees, $265,000 of superintendent fees and $8,000 for other expenses), $3,133,000 ($1,490,000 of management fees, $1,499,000 of services fees, $131,000 of superintendent fees and $13,000 for other expenses) and $4,560,000 ($2,404,000 of management fees, $1,985,000 of services fees, $134,000 of superintendent fees and $37,000 for other expenses), respectively.

The “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $474,000 recognized as stock-based compensation expense for the issuance of 9,034 shares of the Company’s common stock to Free Bulkers in payment of $271,000 in unpaid fees due to Free Bulkers for January 2013 under the management and services agreements with the Company. In addition, the “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $954,000 recognized as gain for the issuance of 132,221 shares of the Company’s common stock to Free Bulkers in payment of $2,168,000 in unpaid fees due to Free Bulkers for the months of February through September 2013 and the issuance of 4,577 shares of the Company’s common stock to the non-executive members of its Board of Directors, in payment of $120,000 in unpaid Board fees for the first, second and third quarter of 2013.

  The balance due from the Manager as of December 31, 2014 and December 31, 2013 was $433,000 and $1,167,000 respectively. The amount paid to the Manager for office space during the year ended December 31, 2014, 2013 and 2012 was $148,000, $147,000 and $143,000, respectively, and is included in “General and administrative expenses” in the consolidated statements of operations.

National Bank of Greece (NBG)

Effective May 13, 2013, FBB ceased to be a related party according to the requirements of ASC 850 (“Related Party Disclosures”), since the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG.

Other Related Parties

The Company, through the Managers uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the years ended December 31, 2014, 2013 and 2012, such ship-brokering firm charged the Company commissions of $6,000, $19,000 and $43,000, respectively, which are included in “Commissions” in the consolidated statements of operations.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the record date by each of our executive officers and directors, all of our executive officers and directors as a group, and each person or group of affiliated persons who was known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the record date.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned (2)
Ion G. Varouxakis (3)	1,425,849	4.4%
Kostas Koutsoubelis	-	-
Dimitris Papadopoulos	13,333	*
Dimitris Filippas	13,360	*
Xenophon Galinas	50,000	*
Focko Nauta	60,328	*
Dimitris Panagiotopoulos	60,044	*
Keith Bloomfield	60,309	*
Maria Badekas	13,333	*

All directors and executive officers as a group (nine persons)	1,696,556	5.3%

Crede CG III, Ltd. (4)	3,534,527	9.9%

* Less than 1%.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o FreeSeas Inc., 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece.
(2)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Percentages shown are based on 32,167,774 shares of common stock outstanding as of the record date.
(3)	Includes 1,133,334 shares held directly by Mr. Varouxakis, 143,184 shares owned by The Mida's Touch S.A., a Marshall Islands corporation wholly-owned by Mr. Varouxakis and 149,331 shares owned by Free Bulkers S.A., which Mr. Varouxakis has voting and dispositive power for shares owned by that entity. Does not include 21 shares owned of record by V Estates S.A., which is controlled by his father, or 16 shares owned of record by his mother, as to which shares he disclaims beneficial ownership.
(4)	Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2015.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As a foreign private issuer, Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to our executive officers, directors or holders of 10% or more of our common stock.

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COMPENSATION OF MANAGEMENT AND DIRECTORS

Director Compensation

The total gross cash compensation paid for each of the years ended December 31, 2013 and 2014 to our directors was $40,000. We have agreed to pay each of our non-executive directors a fee of $40,000 per year, except that if the U.S. Dollar/Euro exchange rate exceeds 1.35 on the last business day of each quarter, then the amount of the directors’ fees payable for that quarter will be increased so that the amount payable in U.S. Dollars will be the equivalent in Euros based on a 1.35 U.S. Dollar/Euro exchange rate. Our directors received shares of common stock in addition to directors’ fees in 2013.

Management Compensation

The Company currently does not pay any cash compensation to the Company’s executive officers, including our President and Chief Executive Officer and our Chief Financial Officer. Instead, the Company has entered into amended and restated services agreements with the Managers, pursuant to which the Company pays the Managers a monthly fee of $136,275 for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, including the services of the Company’s President and Chief Executive Officer and Chief Financial Officer, plus expenses.

In January and September 2013, we issued 17,110 and 132,221 shares of the Company’s common stock, respectively, to the Manager in payment of unpaid fees due to the Manager, under the management and services agreements with us. The number of shares to be issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. All of the foregoing shares are restricted shares under applicable U.S. securities laws.

Compensation Discussion and Analysis

As described above, we do not directly retain the services of our President and Chief Executive Officer or our Chief Financial Officer. Instead, their services are provided pursuant to the terms of amended and restated services agreements with the Managers. Pursuant to the terms of these services agreements, we pay the Managers a monthly fee of $136,275 (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 dollar/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, plus expenses. The Managers are also entitled to a termination fee if the agreements are terminated upon a “change of control” as defined in the services agreements. See “Certain Relationships and Related Transactions—Manager.”

In determining the amount to be paid to the Managers under the services agreement, our Board of Directors considers the costs incurred and expected to be incurred by the Managers in providing the services within industry standards.

From time to time, the compensation committee also considers the appropriateness of granting to our directors, executive officers and certain key employees of the Managers restricted shares of our common stock, subject to vesting requirements, in order to align the interest of our directors, executive officers and such key employees with those of our shareholders. In determining the amount of these grants, the compensation committee considers the then-current market price of our common stock, the aggregate share holdings of our directors, management and key employees of the Managers, the results of the Company’s operations for the year, and the contribution of the Board, management and the Managers to the Company’s results. On July 9, 2013 and September 20, 2013, pursuant to the approval of the Company’s Compensation Committee, the Company issued an aggregate of 48,125 and 134,068 shares of its common stock, respectively, to officers and employees of the Manager as bonuses for their commitment and hard work during adverse market conditions.

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On October 14, 2013, the Company issued 132,221 shares of its common stock to the Manager in payment of $2,168 in unpaid fees due to the Manager for the months of February - September 2013 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which is the date the management and services fees were due and payable. In addition, the Company also issued an aggregate of 4,577 shares of the Company’s common stock to its non-executive members of its Board of Directors in payment of $120 in unpaid Board fees for the first, second and third quarters of 2013.

On November 10, 2014, the Company pursuant to the recommendation of the Company’s Compensation Committee and the Board of Directors’ approval, issued an aggregate of 1,413,333 shares of its common stock to officers, directors and employees as an incentive for their commitment and hard work during adverse market conditions. In addition, the Company issued an aggregate of 53,333 shares of its common stock to its non-executive members of its Board of Directors in payment of $80 in unpaid Board fees for the second and third quarters of 2014. Subject to the provisions of a restricted stock award granted to the holders by the Company pursuant to its Amended 2014 Plan, 146,666 shares of its common stock vested on May 10, 2015, 396,667 shares of its common stock will vest on November 10, 2015 and 396,667 shares of its common stock will vest on November 10, 2016.

COMPENSATION COMMITTEE REPORT

Our compensation committee has reviewed the Compensation Discussion and Analysis and approved its inclusion in this Proxy Statement.

THE COMPENSATION COMMITTEE
/s/ Dimitris Panagiotopoulos
/s/ Keith Bloomfield

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee hereby reports as follows:

1.	The audit committee has reviewed and discussed the audited financial statements with our management.

2.	The audit committee has discussed with RBSM LLP, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance), as may be amended or modified.

3.	The audit committee has received the written disclosures and the letter from RBSM, LLP, required by PCAOB Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as may be modified or supplemented, and has discussed with RBSM LLP their independence.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the audit committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F (Amendment No. 1) for the year ended December 31, 2014, for filing with the SEC.

THE AUDIT COMMITTEE
/s/ Focko Nauta
/s/ Xenophon Galinas
/s/ Dimitris Panagiotopoulos

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PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the last two fiscal years for professional services rendered by RBSM LLP, our auditor, were as follows:

	2013	2014
Audit fees (1)	$135,000	$150,000
Audit-related fees	-	-
Tax fees	-	-
Other fees	-	-
Total	$135,000	$150,000

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2013 and 2014.

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

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PROPOSAL 2: TO RATIFY THE SELECTION

OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Company’s Board of Directors has selected RBSM LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015. RBSM LLP audited the Company’s consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years ended December 31, 2014.

Shareholder approval is not required for the appointment of RBSM LLP, because the audit committee is responsible for selecting the Company’s auditors. Nevertheless, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made, however, as to what action the Board of Directors or the audit committee would take if the shareholders do not ratify this appointment.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015.

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PROPOSAL 3: REVERSE SPLIT OF THE COMMON STOCK OF THE COMPANY

Our board of directors has adopted resolutions (1) declaring that submitting an amendment to the Company’s Certificate of Incorporation to effect the Reverse Stock Split of our issued and outstanding Common Stock, as described below, was advisable and (2) directing that a proposal to approve the Reverse Stock Split be submitted to the holders of our Common Stock for their approval.

The form of the proposed amendment to the Company’s Certificate of Incorporation to effect reverse stock splits of our issued and outstanding Common Stock will be substantial as set forth on Appendix A (subject to any changes required by applicable law).  Approval of the proposal would permit (but not require) our Board of Directors to effect one or more reverse stock splits of our issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifty, with the exact ratio to be set at a number within this range as determined by our Board of Directors in its sole discretion, provided that the Board of Directors determines to effect the Reverse Stock Split and such amendment is filed with the appropriate authorities in the Marshall Islands no later than one year after the date of our Annual Meeting. The Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds one-for-fifty. We believe that enabling our Board of Directors to set the ratio within the stated range will provide us with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for our shareholders.  In determining a ratio, if any, following the receipt of shareholder approval, our Board of Directors may consider, among other things, factors such as:

•	the continuing listing requirements of various stock exchanges;

•	the historical trading price and trading volume of our Common Stock;

•	the number of shares of our Common Stock outstanding;

•	the then-prevailing trading price and trading volume of our Common Stock and the anticipated impact of the Reverse Stock Split on the trading market for our Common Stock;

•	the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs; and

•	prevailing general market and economic conditions.

Our board of directors reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed reverse stock split ratios, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of the Company and its stockholders.

Depending on the ratio for the Reverse Stock Split determined by our board of directors, no less than two and no more than ten shares of existing Common Stock, as determined by our board of directors, will be combined into one share of Common Stock.  The Company shall not effect Reverse Stock Splits that, in the aggregate, exceed one-for-fifty. Our Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by holder entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle holders to receive from the Company transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The amendment to our Articles of Incorporation to effect a Reverse Stock Split, if any, will include only the reverse split ratio determined by our Board of Directors to be in the best interests of our shareholders and all of the other proposed amendments at different ratios will be abandoned.

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Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

Our board of directors is submitting multiple Reverse Stock Splits to our stockholders for approval with the primary intent of increasing the market price of our Common Stock to enhance our ability to meet the continuing listing requirements of the NASDAQ Capital Market and to make our Common Stock more attractive to a broader range of institutional and other investors. The Company currently does not have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the Reverse Stock Split.  In addition to increasing the market price of our Common Stock, the Reverse Stock Split would also reduce certain of our costs, as discussed below.  Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Splits is in the Company’s and our stockholders’ best interests.

We believe that the Reverse Stock Split will enhance our ability to maintain the necessary price for continued listing on the NASDAQ Capital Market.  The NASDAQ Capital Market requires, among other items, an initial bid price of least $4.00 per share and following initial listing, maintenance of a continued price of at least $1.00 per share.  Reducing the number of outstanding shares of our Common Stock should, absent other  factors, increase the per share market price of our Common Stock, although we cannot provide any assurance that our minimum bid price would remain following the Reverse Stock Split over the minimum bid price requirement of any such stock exchange.

On July 15, 2014, we received a letter from The NASDAQ Stock Market LLC stating that, for the previous 30 consecutive business days, the bid price of our common stock closed below the minimum $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ set forth in Listing Rule 5550(a)(2).  We had 180 calendar days, which expired on January 12, 2015 (the “Compliance Period”), to regain compliance with the “Minimum Bid Price Rule”, by maintaining a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days during the Compliance Period.  We do not regain compliance by January 12, 2015, and NASDAQ provided written notification to us that our common stock may be delisted. However, we were eligible for an additional grace period of 180 calendar days since we satisfied the continued listing requirement for market value of publicly held shares and all other initial listing standards (with the exception of the Minimum Bid Price Rule) for listing on The NASDAQ Capital Market, and we submitted a timely notification to NASDAQ of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split of our common stock, if necessary. At our 2014 annual meeting of stockholders, we received shareholder approval to effect reverse stock splits in an amount not to exceed one-for-fifteen. Effective May 11, 2015, we effected a one-for-seven and one-half reverse stock split, however, that was not sufficient to increase our minimum bid price to at least $1.00 a share. As a result, if the proposal for the Reverse Stock Split is approved, we intend to immediately effect a Reverse Stock Split in a ratio we believe will allow us to maintain our NASDAQ listing, as we must be in compliance by July 12, 2015.

Additionally, we believe that the Reverse Stock Split will make our Common Stock more attractive to a broader range of institutional and other investors, as we have been advised that the current market price of our Common Stock may affect its acceptability to certain institutional investors, professional investors and other members of the investing public.  Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers.  In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers.  Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.  We believe that the Reverse Stock Split will make our Common Stock a more attractive and cost effective investment for many investors, which will enhance the liquidity of the holders of our Common Stock.

Reducing the number of outstanding shares of our Common Stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our Common Stock.  However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our Common Stock.  As a result, there can be no assurance that the Reverse Stock Splits, if completed, will result in the intended benefits described above, that the market price of our Common Stock will increase following the Reverse Stock Splits or that the market price of our Common Stock will not decrease in the future.  Additionally, we cannot assure you that the market price per share of our Common Stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our Common Stock outstanding before the Reverse Stock Split.  Accordingly, the total market capitalization of our Common Stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

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Procedure for Implementing the Reverse Stock Split

The Reverse Stock Split, if approved by our stockholders, would become effective upon the filing or such later time as specified in the filing (the “Effective Time”) of a certificate of amendment to our Certificate of Incorporation with the Registrar of Corporation of the Marshall Islands.  The exact timing of the filing of the certificate of amendment that will effect the Reverse Stock Split will be determined by our board of directors based on its evaluation as to when such action will be the most advantageous to the Company and our stockholders.  In addition, our board of directors reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing the amendment to the Company’s Certificate of Incorporation, our board of directors, in its sole discretion, determines that it is no longer in our best interest and the best interests of our stockholders to proceed with the Reverse Stock Split.  If a certificate of amendment effecting the Reverse Stock Split has not been filed with the Registrar of Corporations of the Marshall Islands within one year from the Annual Meeting, our board of directors will abandon the Reverse Stock Split.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock

Depending on the ratio for the Reverse Stock Split determined by our Board of Directors, a minimum of two and a maximum of ten shares in aggregate of existing common stock will be combined into one new share of common stock.  Based on 32,167,774 shares of common stock issued and outstanding as of the Record Date, immediately following the reverse split the Company would have approximately 16,083,887 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-2, approximately 1,286,711 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-25, and approximately 643,355 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-50, which is the aggregate ratio allowed under this proposal. Any other ratios selected within such range would result in a number of shares of common stock issued and outstanding following the transaction between 643,355 and 16,083,887 shares.

The actual number of shares issued after giving effect to the Reverse Stock Split, if implemented, will depend on the reverse stock split ratio and the number of reverse stock splits, if any, that are ultimately determined by our board of directors.

The Reverse Stock Split will affect all holders of our Common Stock uniformly and will not affect any stockholder’s percentage ownership interest in the Company, except that as described below in “— Fractional Shares,” record holders of Common Stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will be rounded up to the next whole number.  In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power (subject to the treatment of fractional shares).

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of Common Stock.  Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the Effective Time, our Common Stock will have new Committee on Uniform Securities Identification Procedures (CUSIP) numbers, which is a number used to identify our equity securities, and stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below.  After the Reverse Stock Split, we will continue to be subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended.  Our Common Stock will continue to be listed on the NASDAQ Capital Market under the symbol “FREE”, subject to any decision of our Board of Directors to list our securities on another stock exchange. The Reverse Stock Split is not intended as, and will not have the effect of, a “going private transaction” as described by Rule 13e-3 under the Exchange Act.

20

After the effective time of the Reverse Stock Split, the post-split market price of our common stock may be less than the pre-split price multiplied by the Reverse Stock Split ratio. In addition, a reduction in number of shares outstanding may impair the liquidity for our common stock, which may reduce the value of our common stock.

Authorized Shares of Common Stock

The Reverse Stock Split will not change the number of authorized shares of the Company’s common stock under the Company’s Articles of Incorporation. Because the number of issued and outstanding shares of common stock will decrease, the number of shares of common stock remaining available for issuance will increase. Under our Articles of Incorporation, as amended, our authorized capital stock consists of 750,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. Except for the conversion of outstanding convertible securities (which conversion would be at the option of the respective holders), the Company does not currently have any plans, proposal or arrangement to issue any of its authorized but unissued shares of common stock.

By increasing the number of authorized but unissued shares of common stock, the Reverse Stock Split could, under certain circumstances, have an anti-takeover effect, although this is not the intent of the Board of Directors. For example, it may be possible for the Board of Directors to delay or impede a takeover or transfer of control of the Company by causing such additional authorized but unissued shares to be issued to holders who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of the Company or its shareholders. The Reverse Stock Split therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts the reverse split may limit the opportunity for the Company’s shareholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The Reverse Stock Split may have the effect of permitting the Company’s current management, including the current Board of Directors, to retain its position, and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the Company’s business. However, the Board of Directors is not aware of any attempt to take control of the Company and the Board of Directors has not approved the Reverse Stock Split with the intent that it be utilized as a type of anti-takeover device.

Beneficial Holders of Common Stock (i.e. stockholders who hold in street name)

Upon the implementation of the Reverse Stock Split, we intend to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our Common Stock in street name.  However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split.  Stockholders who hold shares of our Common Stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of Common Stock (i.e. stockholders that are registered on the transfer agent’s books and records but do not hold stock certificates)

Certain of our registered holders of Common Stock may hold some or all of their shares electronically in book-entry form with the transfer agent.  These stockholders do not have stock certificates evidencing their ownership of the Common Stock.  They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Stockholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Stock Split Common Stock, subject to adjustment for treatment of fractional shares.

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Holders of Certificated Shares of Common Stock

Stockholders holding shares of our Common Stock in certificated form will be sent a transmittal letter by our transfer agent after the Effective Time.  The letter of transmittal will contain instructions on how a stockholder should surrender his, her or its certificate(s) representing shares of our Common Stock (the “Old Certificates”) to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Stock Split Common Stock (the “New Certificates”).  No New Certificates will be issued to a stockholder until such stockholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent.  No stockholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates.  Stockholders will then receive a New Certificate(s) representing the number of whole shares of Common Stock that they are entitled as a result of the Reverse Stock Split, subject to the treatment of fractional shares described below.  Until surrendered, we will deem outstanding Old Certificates held by stockholders to be cancelled and only to represent the number of whole shares of post-Reverse Stock Split Common Stock to which these stockholders are entitled, subject to the treatment of fractional shares.  Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for New Certificates.  If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s).

The Company expects that our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates.  No service charges will be payable by holders of shares of Common Stock in connection with the exchange of certificates.  All of such expenses will be borne by the Company.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

The Company does not currently intend to issue fractional shares in connection with the Reverse Stock Split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by shareholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number.

If the Board of Directors determines to arrange for the disposition of fractional interests by shareholders entitled thereto or to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, shareholders who would otherwise hold fractional shares because the number of shares of common stock they hold before the Reverse Stock Split is not evenly divisible by the ratio ultimately selected by the Board of Directors will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from either: (i) the Company, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, upon due surrender of any certificate previously representing a fractional share, in an amount equal to such holder's fractional share based upon the volume weighted average price of the common stock as reported on The NASDAQ Capital Market, or other principal market of the common stock, as applicable, as of the date the Reverse Stock Split is effected; or (ii) the transfer agent, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of all old certificate(s), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the transfer agent of all fractional shares otherwise issuable. If the Board of Directors determines to dispose of fractional interests pursuant to clause (ii) above, the Company expects that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of common stock. In this event, such holders would be entitled to an amount equal to their pro rata share of the proceeds of such sale. The Company will be responsible for any brokerage fees or commissions related to the transfer agent's open market sales of shares that would otherwise be fractional shares.

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The ownership of a fractional share interest following the Reverse Stock Split will not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

Shareholders should be aware that, under the escheat laws of various jurisdictions, sums due for fractional interests that are not timely claimed after the effective time of the Reverse Stock Split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by the Company or the transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, if applicable, shareholders otherwise entitled to receive such funds, but who do not receive them due to, for example, their failure to timely comply with the transfer agent's instructions, will have to seek to obtain such funds directly from the state to which they were paid.

Effect of the Reverse Stock Split on Employee Plans, Options, Restricted Stock Awards and Units, Warrants, and Convertible or Exchangeable Securities

Based upon the reverse stock split ratio determined by the board of directors, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of Common Stock.  This would result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares of Common Stock being delivered upon such exercise, exchange or conversion, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split.  The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares.  The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the reverse stock split ratio determined by the board of directors, subject to our treatment of fractional shares.

Accounting Matters

The proposed amendment to the Company’s Certificate of Incorporation will not affect the par value of our Common Stock per share, which will remain $0.001 par value per share.  As a result, as of the Effective Time, the stated capital attributable to Common Stock and the additional paid-in capital account on our balance sheet will not change due to the Reverse Stock Split.  Reported per share net income or loss will be higher because there will be fewer shares of Common Stock outstanding.

Certain Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of our Common Stock

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of our Common Stock that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our Common Stock (a “U.S. holder”).  A trust may also be a U.S. holder if (1) a U.S. court is able to exercise primary supervision over administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.  An estate whose income is subject to U.S. federal income taxation regardless of its source may also be a U.S. holder.  This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors.  This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our Common Stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold our Common Stock as “capital assets” (generally, property held for investment).

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If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  Partnerships that hold our Common Stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this proxy statement.  Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes.  Therefore, a stockholder generally will not recognize gain or loss on the Reverse Stock Split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-Reverse Stock Split shares. The aggregate tax basis of the post-split shares received will be equal to the aggregate tax basis of the pre-split shares exchanged therefore (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-split shares received will include the holding period of the pre-split shares exchanged. A holder of the pre-split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-split shares were held for one year or less and long term if held more than one year. No gain or loss will be recognized by us as a result of the Reverse Stock Split.

No Appraisal Rights

Under Marshall Islands law and our charter documents, holders of our Common Stock will not be entitled to dissenter’s rights or appraisal rights with respect to the Reverse Stock Split.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO AUTHORIZE A REVERSE STOCK SPLIT OF OUR ISSUED AND OUTSTANDING COMMON STOCK.

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HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Shareholders sharing an address who are receiving multiple copies of our proxy materials, including this the Proxy Statement, proxy card and Annual Report, may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, separate copies of the proxy materials to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive separate copies of the proxy materials, now or in the future, should submit their request to us by phone at 011-30-210-452-8770 or by mail at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece.

OTHER BUSINESS

The Board of Directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

INFORMATION CONCERNING SHAREHOLDER PROPOSALS

Pursuant to the Company’s Amended and Restated Bylaws and Rule 14a-8(e) promulgated by the SEC, a shareholder intending to present a proposal to be included in our Proxy Statement for our 2016 Annual Meeting of Shareholders must deliver a proposal in writing to our principal executive offices no earlier than November 26, 2015 and no later than January 24, 2016.

By Order of the Board of Directors,

Maria Badekas, Secretary

Athens, Greece

May 18, 2015

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APPENDIX A

AMENDMENT

TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

FREESEAS INC. (THE “CORPORATION”)

PURSUANT TO SECTION 90 OF

THE MARSHALL ISLANDS BUSINESS CORPORATION ACT

I, Ion G. Varouxakis, the President and Chief Executive Officer of the Corporation, for the purpose of amending the Amended and Restated Articles of Incorporation of the Corporation, hereby certify:

1.	The name of the Corporation is: FreeSeas Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of April 23, 2004 and were amended and restated in their entirety as of April 26, 2005 and were further amended on September 17, 2009, September 30, 2010, February 12, 2013, November 26, 2013, December 24, 2014 and May 5, 2015.

3.	The following shall be inserted immediately following the last sub-paragraph of Paragraph D of the Amended and Restated Articles of Incorporation, effecting a combination of the outstanding shares of Common Stock:

“Effective as of 5:01 p.m., Marshall Islands time on _______ __, 201_ (12:01 a.m., New York time on _______ __, 201_), every _____ (__) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number of shares of common stock and the number of shares of preferred stock authorized pursuant to this Paragraph D shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, ________________________.”

4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.	This Amendment to the Amended and Restated Articles of Incorporation was approved by a majority of the shareholders of the Corporation at an annual meeting of the shareholders of the Corporation held on June 12, 2015.

IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on behalf of the Corporation on this ____ day of ______________, _____.

Ion G. Varouxakis
President and Chief Executive Officer

SS.:

On this _____ day of _________, _______, before me personally came Ion G. Varouxakis known to me to be the individual described in and who executed the foregoing instrument and he duly acknowledged to me that the execution thereof was his act and deed.

Notary Public

(Seal)
Print Name of Notary

Serial Number, if any

My Commission Expires: